Bethlehem Steel Corporation
                               1170 Eighth Avenue
                       Bethlehem, Pennsylvania 18018-2217



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

           Re: Application for Withdrawal of Post-Effective Amendments to Form S-8 Registration Statements filed as Form Type "POS AM"
                ------------------------------------------------------------


Ladies and Gentlemen:

                     Pursuant to Rule 477 under the Securities Act of 1933, as amended, application hereby is made by Bethlehem Steel Corporation, a Delaware corporation (the "Company"), to withdraw the Post-Effective Amendment to Form S-8 Registration Statements (Nos. 333-91941, 033-60507, 033-23688, 033-58021,
033-23516, 333-57157, and 333-53895) filed on October 23, 2003 by the Company with the Securities and Exchange Commission using form type "POS AM" relating to the deregistration of all shares of common stock (and related plan interests) which were registered under these registration statements and which have not been issued or sold (collectively, the "Post-Effective Amendments").

                     The Company is making this application for withdrawal because the Post-Effective Amendments were inadvertently filed under form type "POS AM" rather than "S-8 POS". Accordingly, the Company respectfully requests the Commission to grant the application of the Company to have the Post-Effective Amendments withdrawn pursuant to Rule 477 under the Securities Act. The Company will be re-filing the post-effective amendments using form type "S-8-POS".

                                     Very truly yours,

                                     BETHLEHEM STEEL CORPORATION

                                     By: /s/ E. P. Reybitz
                                         --------------------------------------
                                         Name: E. P. Reybitz
                                         Title: Vice President